Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

January 30, 2007

Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Gain access to these numbers quickly. Use these letters: INP. Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP. 496,400,000 people in the workforce.2 Over 286,000,000 people live in urban areas.3 2.6% annual urban population growth.4 Total population at approximately 1.1 billion in 2005.1 23% of labor population is in the service industry. Service industry contributes over 50% of GDP.

1	World Bank. As of 2006.
2	“The World Factbook India.” www.cia.gov. As of 2006.
3	“Census of India.” www.censusindia.net. As of 2001.
4	“Population: Statistics.” www.indianngos.com. As of 2001.

Now that you know the ticker, here’s what it stands for: the iPathSM MSCI India IndexSM Exchange Traded Note (ETN) from Barclays. It’s a fast way to gain exposure to India’s potential.
PO Box 940145 Plano, TX 75094-9938

John Q. Smith

Company

1234 Main St

Anytown, CA 98765

This new ETN gives you:

•	Tax and cost efficiency

•	Trading flexibility – may short on an uptick or downtick*

•	Performance linked to a market index

You can learn more quickly at www.iPathETN.com

*	With short sales, you risk paying more for a security than you received from its sale.

• FIND YOUR iPATH	1-866-76-iPATH	www.iPathETN.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN. com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A. and its affiliates and Barclays Capital Inc. and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that if so treated an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs. The foregoing paragraph is not intended to serve as a complete description of the tax treatment of the iPath ETNs. For a more complete description, please see the description of the U.S. federal income tax treatment of iPath ETNs in Barclays Bank PLC’s public filings.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. Common stock prices, especially those in an emerging market such as India, may change unpredictably, affecting the value of the index components and, consequently, the value of your Securities in unforeseeable ways. An investment in securities linked to an index of emerging market equity securities involves many risks, including economic, social, political, financial and military conditions; changes in currency exchange rates; the inflationary environment in the emerging market; regulation by the national, provincial, and local governments of the emerging market, including the imposition of taxes; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3882-iP-0107

• Not FDIC Insured	• No Bank Guarantee	• May Lose Value